SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35525; File No. 812-15712

BlackRock Growth Equity Fund LP, et al.

April 8, 2025.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities. The requested order includes streamlined terms and conditions as compared to past comparable orders.

Applicants: BlackRock Credit Strategies Fund, CREDX Subsidiary, LLC, BlackRock Direct Lending Corp., BlackRock Private Credit Fund, BDEBT Subsidiary LLC, BlackRock Private Credit Fund Leverage I, LLC, BlackRock Private Investments Fund, BPIF Subsidiary, LLC, Cayman Private Investments Fund, Ltd., BlackRock TCP Capital Corp., Special Value Continuation Partners LLC, TCPC Funding I, LLC, TCPC Funding II, LLC, TCPC SBIC, LP, TCPC SBIC GP, LLC, BCIC Merger Sub, LLC, BlackRock Capital Investment Advisors, LLC, Tennenbaum Capital Partners, LLC, SVOF/MM, LLC, and certain of their affiliated entities as described in Appendix A to the application.

Filing Dates: The application was filed on March 4, 2025, and amended on March 20, 2025, April 3, 2025, and April 8, 2025.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on May 5, 2025, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Diana Huffman, General Counsel, BlackRock Private Credit Fund, 50 Hudson Yards, New York, New York 10001, GroupBCIALCSupport@blackrock.com; Laurence D. Paredes, Managing Director, BlackRock Capital Investment Advisors, LLC, 50 Hudson Yards, New York, New York 1000; Erik Cuellar, Director, Tennenbaum Capital Partners, LLC, 2951 28th Street, Suite 1000, Santa Monica, California 90405; Ryan P. Brizek, Simpson Thacher & Bartlett LLP, 900 G Street, NW, Washington, D.C. 20001; Michael Hoffman, Skadden, Arps, Slate, Meagher & Flom LLP, One Manhattan West, New York, New York 10019; and Margery K. Neale, Esq., Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, New York 10019.

FOR FURTHER INFORMATION CONTACT: Adam Large, Senior Special Counsel, Jill Ehrlich, Senior Counsel, or Daniele Marchesani, Assistant Chief Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and

conditions, please refer to Applicants' third amended application, dated April 8, 2025, which may

be obtained via the Commission's website by searching for the file number at the top of this

document, or for an Applicant using the Company name search field, on the SEC's EDGAR system.

The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/companysearch.html. You may also call the SEC's Office

of Investor Education and Advocacy at (202) 551– 8090.

     For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.